Exhibit 99.8

SUPPLEMENTAL INDENTURE NO. 3

THIS SUPPLEMENTAL INDENTURE NO. 3, dated as of [•], 2018 (this “Third Supplemental Indenture”), is by and between Agrium Inc., a corporation organized under the Canada Business Corporations Act (the “Company”), and The Bank of New York Mellon, a national banking association (as successor to J.P. Morgan Trust Company, N.A.), as trustee (the “Trustee”).

WHEREAS, the Company and the Trustee are party to that certain Indenture, dated as of May 16, 2006 (the “Base Indenture”), as amended and supplemented by the First Supplemental Indenture, dated as of October 1, 2012 (the “First Supplemental Indenture”), as further amended and supplemented by the Second Supplemental Indenture, dated as of November 18, 2014 (together with the Base Indenture and the First Supplemental Indenture, the “Indenture”), as amended and supplemented by this Third Supplemental Indenture;

WHEREAS, the Company executed and delivered an Officers’ Certificate pursuant to Section 301 of the Indenture, dated May 24, 2006, to provide for the issuance of the Company’s 7.125% Debentures due May 23, 2036 (the “2036 Notes”);

WHEREAS, the Company executed and delivered an Officers’ Certificate pursuant to Section 301 of the Indenture, dated September 11, 2008, to provide for the issuance of the Company’s 6.750% Debentures due January 15, 2019 (the “2019 Notes”);

WHEREAS, the Company executed and delivered an Officers’ Certificate pursuant to Section 301 of the Indenture, dated December 20, 2010, to provide for the issuance of the Company’s 6.125% Debentures due January 15, 2041 (the “2041 Notes”);

WHEREAS, the Company executed and delivered an Officers’ Certificate pursuant to Section 301 of the Indenture, dated October 1, 2012, to provide for the issuance of the Company’s 3.150% Debentures due October 1, 2022 (the “2022 Notes”);

WHEREAS, the Company executed and delivered an Officers’ Certificate pursuant to Section 301 of the Indenture, dated May 31, 2013, to provide for the issuance of the Company’s 3.500% Debentures due June 1, 2023 (the “2023 Notes”) and the Company’s 4.900% Debentures due June 1, 2043 (the “2043 Notes”);

WHEREAS, the Company executed and delivered an Officers’ Certificate pursuant to Section 301 of the Indenture, dated November 18, 2014, to provide for the issuance of the Company’s 5.250% Debentures due January 15, 2045 (the “2045 Notes”);

WHEREAS, the Company executed and delivered an Officers’ Certificate pursuant to Section 301 of the Indenture, dated March 2, 2015, to provide for the issuance of the Company’s 3.375% Debentures due March 15, 2025 (the “2025 Notes”) and the Company’s 4.125% Debentures due March 15, 2035 (the “2035 Notes” and, together with the 2036 Notes, the 2019 Notes, the 2041 Notes, the 2022 Notes, the 2023 Notes, the 2043 Notes, the 2045 Notes, and the 2025 Notes, the “Notes”);

WHEREAS, Section 902 of the Indenture provides that the Indenture may be amended with the consent of the Holders of not less than a majority in principal amount of all Outstanding Securities of all series affected by such supplemental indenture (voting as a single class) (the “Requisite Consents”), subject to certain exceptions specified in Section 902 of the Indenture;

WHEREAS, Nutrien Ltd., a corporation organized under the Canada Business Corporations Act (“Nutrien”) and the parent of the Company, has solicited consents (the “Consent Solicitation”) from Holders of the Notes to certain proposed amendments to the Indenture as set forth herein (the “Proposed Amendments”), pursuant to the terms of the short-form base shelf prospectus included in Nutrien’s Registration Statement on Form F-10, initially as filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 27, 2018 (the “Base Prospectus”), as amended and supplemented by the prospectus supplement filed with the SEC on March 12, 2018 (the “Prospectus Supplement” and, together with the Base Prospectus, the “Prospectus”);

WHEREAS, pursuant to the Consent Solicitation, the Requisite Consents for the adoption of the Proposed Amendments have been obtained, and this Third Supplemental Indenture complies with the requirements of ARTICLE NINE of the Indenture and is authorized and permitted by the Indenture, all as certified by an Officers’ Certificate and an Opinion of Counsel delivered to the Trustee simultaneously with the execution and delivery of this Third Supplemental Indenture;

WHEREAS, the Company desires and has requested the Trustee to join with it in entering into this Third Supplemental Indenture for the purpose of amending the Indenture to adopt the Proposed Amendments as permitted by Section 902 of the Indenture; and

WHEREAS, the execution and delivery of this Third Supplemental Indenture has been authorized by a Board Resolution.

NOW, THEREFORE, in consideration of the above premises, each party hereby agrees, for the benefit of the others and for the equal and ratable benefit of the Holders of the Notes, as follows:

SECTION 1.    Capitalized Terms. Capitalized terms used herein but not defined shall have the meanings assigned to them in the Indenture.

SECTION 2.    Proposed Amendments. Subject to Section 5 below, the Indenture is hereby amended by deleting the following sections of the Indenture in their entirety:

Clauses (4), (5), (6) and (7) of Section 501 of the Indenture	(relating to covenant or warranty breaches, defaults related to certain bankruptcy events and judgments, payment default and cross-default of other indebtedness—Events of Default)
Article EIGHT of the Indenture	(Consolidation, Merger, Sale, Lease or Conveyance)
Section 1004 of the Indenture	(Statement as to Compliance)
Section 1005 of the Indenture	(Payment of Taxes and Other Claims)
Section 1006 of the Indenture	(Maintenance of Properties)
Section 1008 of the Indenture	(Limitation on Liens)
Section 1009 of the Indenture	(Limitation on Sale/Leaseback Transactions)
Section 1010 of the Indenture	(Provision of Financial Information)
Clauses (2), (3), (4), (8) and (10) of Section 1404 of the Indenture	(specifying certain conditions to legal defeasance—Conditions to Defeasance or Covenant Defeasance)

Further, the provisions of the series of the Notes that provide for an offer to repurchase such notes upon a Change of Control Triggering Event (as such term is defined in such Notes) are hereby amended by deleting such provisions in their entirety.

Any and all references to any Sections or Articles of the Indenture or Notes which are deleted by any Section of this Third Supplemental Indenture and any and all obligations thereunder related solely to such deleted Sections or Articles throughout the Indenture or Notes are of no further force or effect. Any and all terms defined in the Indenture or Notes which are used in any Sections or Articles of the Indenture or Notes which are deleted by any Section of this Third Supplemental Indenture and which are not otherwise used in any other Section or Article of the Indenture or Notes not affected by this Third Supplemental Indenture are hereby deleted. By consenting to the Proposed Amendments, each Holder of the Notes will be deemed to have waived any default, event of default or other consequence under the Indenture for failure to comply with the terms of the provisions identified in this Section 2 (whether before or after the date hereof).

SECTION 3.    Severability. In case any provision in this Third Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 4.    Successors. All agreements by the parties in this Third Supplemental Indenture shall bind their respective successors.

SECTION 5.    Effectiveness. This Third Supplemental Indenture shall become effective upon execution by all parties hereto. Proposed Amendments shall become effective on the Settlement Date (as defined in the Prospectus).

SECTION 6.    Endorsement and Change of Form of Notes. Any Notes authenticated and delivered after the close of business on the date that the provisions of Section 2 of this Third Supplemental Indenture become effective may be affixed to, stamped, imprinted or otherwise legended by the Trustee, with a notation as follows:

“Effective as of [          ], 201[8], substantially all of the restrictive covenants in the Indenture have been eliminated and certain other provisions have been eliminated or modified, as provided in the Third Supplemental Indenture, dated as of [          ], 201[8]. Reference is hereby made to said Third Supplemental Indenture, copies of which are on file with the Trustee, for a description of the amendments made therein.”

SECTION 7.    Ratification of Indenture; Third Supplemental Indenture Part of Indenture. This Third Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby. Except as amended hereby, the Indenture and the Notes are in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. Subject to Section 112 of the Indenture, in the case of conflict between the Indenture and this Third Supplemental Indenture, the provisions of this Third Supplemental Indenture shall control.

SECTION 8.    Governing Law. THIS THIRD SUPPLEMENTAL INDENTURE SHALL FOR ALL PURPOSES BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

SECTION 9.    Counterparts. This Third Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original and such counterparts shall together constitute but one and the same instrument.

SECTION 10.    Effect of Headings. The Section headings herein have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

SECTION 11.    Trustee Not Responsible for Recitals. The recitals herein contained are made by the Company and not by the Trustee, and the Trustee assumes no responsibility for the correctness thereof. The Trustee makes no representation as to the validity or sufficiency of this Third Supplemental Indenture. The Trustee enters into this Third Supplemental Indenture to give effect to the commercial agreement reached between the Company and the Holders, and strictly on the basis of Holder consent, authorization and direction, as evidenced by the consents obtained under Section 902 of the Indenture. The Company hereby reaffirms its obligations under the Indenture to indemnify and hold harmless the Trustee as required under ARTICLE SIX of the Indenture, including under Section 615 of the Indenture, and in particular (but not limited to) against any loss, liability or expense incurred without negligence or bad faith on the Trustee’s part arising out of or in connection with the acceptance or administration of the trust or trusts created under this Third Supplemental Indenture (all to the extent set forth in ARTICLE SIX of the Indenture). This indemnity shall survive the final payment in full of the Notes and the resignation or removal of the Trustee solely to the extent expressly provided in ARTICLE SIX of the Indenture.

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IN WITNESS WHEREOF, the parties hereto have caused this Third Supplemental Indenture to be duly executed as of the day and year written above.

AGRIUM INC.

By:
Name:	[Name]
Title:	[Title]

By:
Name:	[Name]
Title:	[Title]

THE BANK OF NEW YORK MELLON, as Trustee

By:
Name:	[Name]
Title:	[Title]